Exhibit 12.1

Leslie’s Poolmart Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended October 3, 1998		Fiscal Year Ended October 2, 1999		Fiscal Year Ended September 30, 2000		Fiscal Year Ended September 29, 2001		Fiscal Year Ended September 28, 2002		Twenty-six Weeks March 30, 2002		Twenty-six Weeks March 29, 2003
	Earnings	Fixed Charges	Earnings	Fixed Charges	Earnings	Fixed Charges	Earnings	Fixed Charges	Earnings	Fixed Charges	Earnings	Fixed Charges	Earnings	Fixed Charges
Income (loss) before provision for income taxes	$5,023		($969)		($7,534)		$2,320		$8,051		($31,316)		($27,039)
Add—Fixed Charges
Interest expenses	10,513	10,513	11,380	11,380	12,536	12,536	12,320	12,320	10,690	10,690	5,440	5,440	5,218	5,218
Interest factor in net expense(1)	6,800	6,800	6,867	6,867	7,600	7,600	7,500	7,500	7,933	7,933	3,867	3,867	4,133	4,133
Preferred Stock Dividends and Accretion	3,508	3,508	3,864	3,864	4,301	4,301	4,788	4,788	5,325	5,325	2,592	2,592	2,988	2,988

Earnings applicable to common shareholders	$25,844	$20,821	$21,142	$22,111	$16,903	$24,437	$26,928	$24,608	$31,999	$23,948	($19,417)	$11,899	($14,700)	$12,339

Ratio of earnings to fixed charges	1.24		—		—		1.09		1.34		—		—

Deficiency of earnings to cover fixed charges		$0		$969		$7,534		$0		$0		$31,316		$27,039

(1)	Calculated as one-third of minimum rent expense (see note 8 in the audited financial statements)

	Fiscal Year Ended October 3, 1998	Fiscal Year Ended October 2, 1999	Fiscal Year Ended September 30, 2000	Fiscal Year Ended September 29, 2001	Fiscal Year Ended September 28, 2002	Twenty-six Weeks March 30, 2002	Twenty-six Weeks March 29, 2003
Minimum Rent	$20,400	$20,600	$22,800	$22,500	$23,800	$11,600	$12,400
Interest Factor	+3	+3	+3	+3	+3	+3	+3